Exhibit 10.45

June 1, 2008

VIA HAND DELIVERY

Christopher D. Ozeroff

1200 17th Street, Suite 620

Denver, CO 80202

Re:	Amended and Restated Employment and Retention Agreement

Dear Chris:

ARCA biopharma, Inc. (the “Company”) is pleased to offer you the following agreement regarding your employment as the Company’s Executive Vice President Business Development and General Counsel and certain severance benefits (the “Agreement”). This Agreement amends, supersedes and terminates any and all prior agreements with respect to your employment terms and severance benefits, including but not limited to, that certain Offer Letter and Letter Agreement dated January 1, 2005; provided, however, that, except as otherwise expressly provided, the Employee Intellectual Property Agreement (as defined below) is not modified or terminated hereby, and shall continue in full force and effect.

1. Employment. The Company hereby agrees to employ you and you hereby accept such employment upon the terms and conditions set forth herein and agree to perform such duties as are commensurate with your office as prescribed by the Board of Directors of the Company.

2. Duties. You shall render exclusive, full-time services to the Company as its Executive Vice President Business Development and General Counsel and shall report to the Company’s Chief Business and Financial Officer. Your responsibilities, title, working conditions, duties, reporting relationship and/or any other aspect of your employment may be changed, added to or eliminated during your employment at the sole discretion of the Company. During the term of your employment hereunder, you shall devote your best efforts and your full business time, skill and attention to the performance of your duties on behalf of the Company.

3. Compensation.

(a) For all services rendered and to be rendered hereunder, and for the other agreements by you contained herein, the Company agrees to pay you, and you agree to accept a salary of $16,666.67 per month. Such salary will be subject to review and adjustment on an annual basis in accordance with the procedures set forth by the Company’s Board of Directors or Compensation Committee of the Board of Directors. Any such salary shall be payable pursuant to the Company’s payroll procedures which may be changed by the Company from time to time and shall be subject to such deductions or withholdings as the Company is required to make pursuant to law, or by further agreement with you. In addition to your base salary, you may be eligible to receive a bonus pursuant to an employee bonus plan as approved by the Board of Directors in its sole discretion. You will also be eligible to participate in the Company’s benefit plans based on the eligibility criteria for each of those plans as they become available, which plans will remain subject to change from time to time at the Company’s discretion.

4. Termination. You and the Company each acknowledge that your employment relationship with the Company is at-will and that either party has the right to terminate your employment with the Company at any time for any reason whatsoever, with or without cause or advance notice pursuant to the following provisions.

(a) Termination by Death or Disability. In the event you shall die during the period of your employment hereunder or become permanently disabled, which shall mean you are unable to perform each of the essential duties of your position by reason of a medically determinable physical or mental impairment which is potentially permanent in character or which can be expected to last for a continuous period of not less than twelve (12) months, your employment and the Company’s obligation to make payments hereunder shall terminate on the date of your death, or the date upon which, in the sole reasonable determination of the Board of Directors, you are determined to be permanently disabled. The Company’s ability to terminate you as a result of any disability shall be to the extent permitted by state and/or federal law.

(b) Voluntary Resignation. In the event you voluntarily resign from your employment with the Company (other than for Good Reason as defined below), the Company’s obligation to make payments hereunder shall cease upon such resignation, and you shall not be entitled to any severance pay, accelerated vesting, pay in lieu of notice or any other such compensation, except the Company shall pay you (i) any salary earned but unpaid prior to the resignation and all accrued but unused vacation, (ii) if applicable, all commissions rightfully earned prior to your resignation and (iii) any business expenses incurred by you in connection with your performance of your duties, according to the policies of the Company, that were incurred but not reimbursed as of the date of resignation. Vesting of any of your stock options outstanding on the date of resignation shall cease on the date of resignation.

(c) Termination for Cause. In the event you are terminated by the Company for Cause (as defined below), the Company’s obligation to make payments hereunder shall cease upon the date of receipt by you of written notice and explanation of such termination (the “Date of Termination”), and you shall not be entitled to any severance pay, accelerated vesting, pay in lieu of notice or any other such compensation, except the Company shall pay you (i) any salary earned but unpaid prior to the Date of Termination and all accrued but unused vacation, (ii) if applicable, all commissions rightfully earned prior to the Date of Termination and (iii) any business expenses incurred by you in connection with your performance of your duties, according to the policies of the Company, that were incurred but not reimbursed as of the Date of Termination. Vesting of any stock options outstanding on the Date of Termination shall cease on the Date of Termination.

(d) Termination by the Company Without Cause or Resignation for Good Reason. Subject to the terms and conditions of this Agreement, the Company will provide you with Severance Benefits (as defined below) if (i) the Company terminates your employment without Cause or (ii) you resign your employment for Good Reason. You will not be entitled to receive any Severance Benefits if (A) the Company terminates your employment for Cause, (B) you resign from your employment with the Company other than for Good Reason, or (C) in the event of your death or permanent disability, or (D) your employment is terminated because of the Company’s insolvency prior to the closing of a preferred stock financing of the Company resulting in gross proceeds to the Company of at least $3,000,000. In addition, to the extent that any federal, state or local laws, including, without limitation, so-called “plant closing” laws, require the Company to give advance notice or make a payment of any kind to you because of your involuntary termination due to a layoff, reduction in force, plant or facility closing, sale of business, change of control, or any other similar event or reason, the Severance Benefits payable under this Agreement shall either be reduced proportionately or eliminated, such that the total amounts paid to you do not exceed the amounts specified herein. The Severance Benefits provided under this Agreement are intended to satisfy any and all statutory obligations that may arise out of your involuntary termination of employment for the foregoing reasons.

5. Description of Severance Benefits. For purposes of this Agreement, “Severance Benefits” are defined as:

(a) severance pay (the “Severance Pay”) equivalent to: (A)(i) twelve (12) months of your Base Salary (as defined below) in effect as of your last day of full-time employment with the Company if a Notice Date (as defined below) occurs (a) on the same day as a Corporate Transaction or (b) within thirteen (13) months after the effective date of a Corporate Transaction or (ii) twelve (12) months of your Base Salary (as defined below) in effect as of your last day of full-time employment with the Company if a Corporate Transaction has not occurred on or before the Notice Date; and (B) a pro rata portion of any bonus compensation under any employee bonus plan that has been approved by the Board of Directors (“Bonus Pay”) payable to you for the fiscal year in which your employment terminated to be paid at the same time that such incentive bonus would have been paid if such termination had not occurred. Your pro rata portion of any Bonus Pay shall be based upon the number of days in such calendar year elapsed through the Notice Date of such termination as a proportion of 365.

The date you are notified that your employment with the Company is being terminated without Cause or the date you notify the Company that you are terminating your employment for Good Reason, shall be referred to herein as the “Notice Date.” The Severance Pay shall be payable in equal installments over the applicable number of months (the “Initial Severance Period”) in accordance with the Company’s then applicable payroll policies, beginning no earlier than seven (7) days after the effective date of the release described below, and will be subject to standard payroll deductions and withholdings; provided, however, that any Bonus Pay shall not be payable to you until such time as bonus compensation under the applicable employee bonus plan is paid to other employees of the Company; and

(b) reimbursement of your out-of-pocket costs to continue your group health insurance benefits (and dependent coverage, if applicable) under COBRA at substantially the same level of coverage in effect immediately prior to the Notice Date for (i) twelve (12) months, if Severance Pay is payable pursuant to paragraph 5(a)(A)(i) above, or (ii) twelve (12) months, if Severance Pay is payable pursuant to paragraph 5(a)(A)(ii) above, following the last day of the month in which your Notice Date occurs, payable at the sole discretion of the Company either in advance on the first day of each month or in a single lump sum, whether or not you elect or are eligible to receive COBRA; provided, that even if you do not elect or are not eligible to receive COBRA, you shall receive the equivalent of such out-of-pocket costs paid by you not to exceed the costs that such benefits would equal under COBRA if you were so eligible.

To receive any of the Severance Benefits, you must first sign and date a general release of claims in favor of the Company in the form attached hereto as Exhibit A (the “Release”). Such Release shall not be signed or dated until the Notice Date, and, except as otherwise required by applicable law, is not valid (and will not entitle you to Severance Benefits) unless signed and delivered to the Company within three (3) days after such Notice Date.

(c) The Company may elect, in its sole discretion, to pay you the equivalent of up to twelve (12) months of your Base Salary in effect as of your last day of full-time employment with the Company, which additional payment shall extend your covenants and obligations set forth in Article IV of the Employee Intellectual Property, Confidentiality and Non-Compete Agreement for such additional period. If the Company elects to make such additional payment to you, the Company shall make such payments in equal installments over the applicable number of months following the Initial Severance Period in accordance with the Company’s then applicable payroll policies, or in the sole discretion of the Company as designated by the Company in writing within seven (7) days after the Notice Date, in a single lump sum cash payment, subject to standard payroll deductions and withholdings, and such additional amounts shall be deemed to be “Severance Pay” and to be part of the “Severance Benefits” for purposes of this Agreement.

6. Parachute Payments.

(a) Notwithstanding anything in this Agreement to the contrary, if any payment or benefit you would receive pursuant to a Corporate Transaction from the Company or otherwise (“Payment”) (i) would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) but for this sentence, would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be equal to the Reduced Amount (as defined below). For the avoidance of doubt, a Payment shall not be considered a parachute payment for purposes of this paragraph if such Payment is approved by the shareholders of the Company in accordance with the procedures set forth in Sections 280G(b)(5)(A)(ii) and (B) of the Code and the regulations thereunder, and at the time of such shareholder approval, no stock of the Company is readily tradeable on an established securities market or otherwise (within the meaning of Section 280G(b)(5)(A)(ii)(I) of the Code) (“280G Shareholder Approval”). The “Reduced Amount” shall be either (i) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax, or (ii) the Payment or a portion thereof after payment of the applicable Excise Tax, whichever amount after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greatest amount of the Payment to you. If a reduction in payments or benefits constituting “parachute payments” is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the following order unless you elect in writing a different order (provided, however, that such election shall be subject to Company approval if made on or after the date on which the event that triggers the Payment occurs): reduction of cash payments; cancellation of accelerated vesting of stock awards; reduction of employee benefits. In the event that acceleration of vesting of stock award compensation is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of your stock awards unless you elect in writing a different order for cancellation.

(b) The accounting firm engaged by the Company for general audit purposes as of the day prior to the effective date of the event giving rise to the Payment (“Payment Event”) shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Payment Event, the Board shall have the discretion to appoint a nationally recognized accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

(c) The accounting firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Company and you within fifteen (15) calendar days after the date on which your right to a Payment is triggered (if requested at that time by the Company or you) or such other time as requested by the Company or you. If the accounting firm determines that no Excise Tax is payable with respect to a Payment, either before or after the application of the Reduced Amount, it shall furnish the Company and you with an opinion reasonably acceptable to you that no Excise Tax will be imposed with respect to such Payment. The Company shall be entitled to rely upon the accounting firm’s determinations, which shall be final and binding.

7. Compliance with Revenue Code Section 409A. To the extent any Severance Benefits are paid from the date of termination of your employment through March 15 of the calendar year following such termination, such Severance Benefits are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations and thus payable pursuant to the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations; (b) are paid following said March 15, such Severance Benefits are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations made upon an involuntary separation from service and payable pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations, to the maximum extent permitted by said provision, and (c) are in excess of the amounts specified in clauses (a) and (b) of this paragraph, shall (unless otherwise exempt under Treasury Regulations) be considered separate payments subject to the distribution requirements of Section 409A(a)(2)(A) of the Code, including, without limitation, the requirement of Section 409A(a)(2)(B)(i) of the Code that payments or benefits be delayed until 6 months after your separation from service (if the Company is publicly traded and you are a “specified employee” within the meaning of the aforesaid section of the Code at the time of such separation from service). In the event that a six-month delay of any such separation payments or benefits is required, on the first regularly scheduled pay date following the conclusion of the delay period you shall receive a lump sum payment or benefit in an amount equal to the separation payments and benefits that were so delayed, and any remaining separation payments or benefits shall be paid on the same basis and at the same time as otherwise specified pursuant to this Agreement (subject to applicable tax withholdings and deductions).

8. Description of Corporate Transaction. For purposes of this Agreement, “Corporate Transaction” is defined as: (i) a sale of all or substantially all of the assets of the Company; (ii) a merger, consolidation or reorganization involving the Company if, immediately after the consummation of such merger, consolidation or reorganization, the stockholders of the Company immediately prior thereto do not own, directly or indirectly, either (A) outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving entity in such merger, consolidation or reorganization or (B) more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving entity in such merger, consolidation or similar transaction; or (iii) any transaction (including without limitation a merger or reorganization in which the Company is the surviving entity) which results in any person or entity (other than persons who are stockholders or affiliates of the Company immediately prior to the transaction) owning fifty percent (50%) or more of the combined voting power of all classes of stock of the Company, other than the sale by the Company of stock in transactions the primary purpose of which is to raise capital for the Company’s operations and activities.

9. Salary and Accrued PTO/Vacation. On your last date of employment with the Company, the Company will pay to you all of your accrued salary and all of your accrued but unused paid time off (“PTO”) or vacation as the case may be earned through your last day of employment.

10. Definition of Base Salary. For purposes of this Agreement, “Base Salary” means your base salary in effect as of your last day of full-time employment with the Company, excluding the following: any type of commissions, incentive payments or any other similar remuneration paid directly to you, or any other income received in connection with stock options, contributions made by the Company under any employee benefit plan, or similar items of compensation.

11. Definition of Cause. For purposes of this Agreement, “Cause” means that you have committed or engaged in: (i) willful misconduct, gross negligence, theft, fraud, or other illegal or dishonest conduct, any of which are considered to be materially harmful to the Company; (ii) refusal, unwillingness, failure, or inability to perform material job duties or habitual absenteeism; or (iii) violation of fiduciary duty, violation of any duty of loyalty, or material breach of any material term of this Agreement or of your Employee Intellectual Property, Confidentiality and Non-Compete Agreement (a copy of which is attached hereto as Exhibit B) (the “Employee Intellectual Property Agreement”) or any other contract between you and the Company. In the event you are terminated for Cause you will not be entitled to the Severance Benefits, pay in lieu of notice, vesting of any shares under any option plan, vesting of any unrestricted shares, or any other such compensation set forth herein and you shall immediately forfeit all rights to any options to purchase shares of the Company’s common stock (including vested options) and such options shall immediately expire, but you will be entitled to all other compensation (including commissions rightfully earned), benefits and unreimbursed expenses accrued through the Date of Termination.

12. Definition of Good Reason. For purposes of this Agreement, “Good Reason” shall mean (i) the relocation of your normal principal place of work greater than thirty (30) miles from your then current normal work location; (ii) a decrease in your then current base salary of more than fifteen percent (15%), other than any such decrease resulting from a general reduction by the Company in the base salary of all Company executive officers; or (iii) the Company unilaterally makes significant detrimental reductions in your job responsibilities; provided, that you shall give written notice to the Chairman of the Company’s Board of Directors setting forth your intent to resign for Good Reason and the facts in support of your claim that Good Reason exists within ninety (90) days of the initial existence of any of the foregoing conditions; and the Company shall have thirty (30) days after the applicable party has received such notice to take such actions, if any, as the Company may deem appropriate to eliminate such claimed Good Reason (without thereby admitting that such Good Reason had occurred); and your final separation from service occurs within two (2) years of the initial existence of any of the foregoing conditions. If the Company acts to eliminate such claimed Good Reason within the thirty (30) day period after receipt of your notice, then you shall not be deemed to be resigning for Good Reason under such facts.

13. At-Will Employment. Nothing in this Agreement alters the at-will nature of your employment relationship with the Company. Any contrary representations or agreements, which may have been made to you, are superseded by this Agreement. Subject to the terms of this Agreement, either you or the Company may terminate your employment relationship at any time, with or without Cause or advance notice.

14. Employee Intellectual Property Agreement.

(a) Execution and Compliance. You acknowledge that you are a member of the Company’s executive and management personnel and that, as such, you have been and will be privy to extremely sensitive, confidential and valuable commercial information, which constitutes trade secrets of the Company, the disclosure of which would greatly harm the Company. Your work for the Company is conditioned on your execution of and continued compliance with the Employee Intellectual Property Agreement, which shall continue in full force and effect.

(b) Extension of Time. In the event that you breach any covenant, obligation or duty in the Employee Intellectual Property Agreement or its subparts, any such duty, obligation, or covenants to which you and the Company agreed by the Employee Intellectual Property Agreement and its subparts shall automatically toll from the date of the first breach, and all subsequent breaches, until the resolution of the breach through private settlement, judicial or other action, including all appeals. The duration and length of your duties and obligations as agreed by the Employee Intellectual Property Agreement and its subparts shall continue upon the effective date of any such settlement, or judicial or other resolution.

15. Miscellaneous. Except as specifically set forth herein, this Agreement constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with regard to your employment terms and Severance Benefits. It is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations. This Agreement may not be modified or amended except in writing signed by you and a duly authorized officer of the Company. This Agreement will be deemed to have been entered into and will be construed and enforced in accordance with the laws of the State of Colorado as applied to contracts made and to be performed entirely within Colorado.

*****

Please sign below to indicate your understanding and acceptance of this Agreement and return the signed original to me at your earliest convenience.

Very truly yours,

ARCA BIOPHARMA, INC.

By:	/s/ Richard B. Brewer
Name:	Richard B. Brewer
Title:	President and CEO

UNDERSTOOD AND AGREED:

/s/ Christopher D. Ozeroff		June 12, 2008
Christopher D. Ozeroff		Date

EXHIBIT A

RELEASE

In exchange for the Severance Benefits provided under the foregoing Employment and Retention Agreement with ARCA biopharma, Inc. (the “Company”), dated [                    ], and except as set forth in this release, I hereby release, acquit and forever discharge the Company, its parents and subsidiaries, and their officers, directors, agents, servants, employees, shareholders, successors, assigns and affiliates, of and from any and all claims, liabilities, demands, causes of action, costs, expenses, attorneys fees, damages, indemnities and obligations of every kind and nature, in law, equity, or otherwise, known and unknown, suspected and unsuspected, disclosed and undisclosed (other than any claim for indemnification I may have as a result of any third party action against me based on my employment with the Company), arising out of or in any way related to agreements, events, acts or conduct at any time prior to the date I execute this release, including, but not limited to: all such claims and demands directly or indirectly arising out of or in any way connected with my employment with the Company or the termination of that employment, including but not limited to, claims of intentional and negligent infliction of emotional distress, any and all tort claims for personal injury, claims or demands related to salary, bonuses, commissions, stock, stock options, or any other ownership interests in the Company, vacation pay, fringe benefits, expense reimbursements, severance pay, or any other form of compensation; all claims for breach of contract and wrongful termination; claims pursuant to any federal, state or local law or cause of action including, but not limited to, the federal Civil Rights Act of 1964, as amended; the federal Employee Retirement Income Security Act of 1974, as amended; the federal Americans with Disabilities Act of 1990; Colorado anti-discrimination statutes, including the Colorado Civil Rights Act (as amended); tort law; contract law; wrongful discharge; discrimination; fraud; defamation; emotional distress; and breach of the implied covenant of good faith and fair dealing; provided, however, that nothing in this paragraph shall be construed in any way to release the Company from its existing obligations to indemnify me pursuant to any agreement or applicable law.

I also hereby acknowledge that I am knowingly and voluntarily waiving and releasing any rights I may have under the federal Age Discrimination in Employment Act of 1967, as amended (“ADEA”). I also acknowledge that the consideration given for the release in the preceding paragraph hereof is in addition to anything of value to which I was already entitled. I further acknowledge that I have been advised by this writing, as required by the ADEA, that:

(a)	my waiver and release do not apply to any rights or claims that arise on or after the date I execute this release;

(b)	I have the right to consult with an attorney prior to executing this release;

(c)	I have twenty-one (21) days to consider this release (although I may choose to voluntarily execute this release earlier);

(d)	I have seven (7) days following my execution of this release to revoke the release; and

(e)	this release shall not be effective until the date upon which the revocation period has expired, which shall be the eighth day after I execute this release.

This Release constitutes the complete, final and exclusive embodiment of the entire agreement between the Company and me with regard to the subject matter hereof. I am not relying on any promise or representation by the Company that is not expressly stated herein. This Release may only be modified by a writing signed by both me and a duly authorized officer of the Company. This Release will be deemed to have been entered into and will be construed and enforced in accordance with the laws of the State of Colorado as applied to contracts made and to be performed entirely within Colorado. This Release shall be effective on the date I sign and return it to the Company, provided that the Company has also signed it.

I accept and agree to the terms and conditions stated above.

Christopher D. Ozeroff

Date:

ARCA BIOPHARMA, INC.

By:
Name:
Title:

EXHIBIT B

EMPLOYEE INTELLECTUAL PROPERTY, CONFIDENTIALITY AND

NON-COMPETE AGREEMENT

[Omitted]